June 8, 2016

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Craig Arakawa, Accounting Branch Chief, Office of Beverages, Apparel, and Mining

Re:	Foundation Medicine, Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed March 1, 2016
File No. 001-36086

Dear Mr. Arakawa:

We have received the comment letter dated May 24, 2016 of the Staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above referenced filing (the “Form 10-K”) made by Foundation Medicine, Inc. (the “Company”). The following represents our response to the Staff’s comment. For your ease of reference, the Company has included the original comment below and has provided its response after the comment.

Results of Operations

Comparison of Years Ended December 31, 2015 and 2014, page 97

1.	Your disclosure in Note 3 to the financial statements describes the nature of the various components and related payments that you are entitled to receive under the strategic collaboration agreement that was entered into with Roche on April 7, 2015. Given the related party nature of your involvement with Roche as a result of their ownership of your common shares and their board representation rights, as well as the increased amount of revenue earned under your agreement with Roche during 2015, we believe your disclosures with respect to revenues earned under this agreement should be expanded. Please revise MD&A and the notes to your financial statements in future filings to explain the nature and amounts of the various types of revenue earned under your arrangement with Roche during each period presented in your consolidated statements of operations. Please provide your proposed disclosures as part of your response.

Response:

The Staff has requested that the Company expand its disclosure in future filings with respect to revenues earned under its collaboration with Roche (the “Collaboration”) to explain the nature and the amounts of revenue earned under the Collaboration. In response to this comment from the Staff, the Company has attached an example of proposed revised disclosure for its MD&A as Exhibit A and an example of proposed revised disclosure for the notes to the Company’s financial statements as Exhibit B (collectively, the “Proposed Disclosure”). The Proposed Disclosure relates to the three and six month period ending June 30, 2016 and the Company intends to include a form of the Proposed Disclosure in its filings commencing with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 (the “2Q2016 Report”).

The Company has not included actual amounts in the Proposed Disclosure given the timing of this response, but the Company will include such amounts in the 2Q2016 Report and in its future filings. In connection with the preparation of the 2Q2016 Report and future filings, the Company will assess the revenue associated with each component of the Collaboration, and will disclose the nature and amount of revenue for each component of the Collaboration to the extent the nature or amount is material.

To provide the Staff with the opportunity to review the implementation of this approach with actual financial information, the Company has attached revised disclosure to the Company’s MD&A and note 15 to the Company’s financial statements as contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 as Exhibit C (the “Q1 Revised Disclosure”). The Q1 Revised Disclosure is being provided to the Staff for informational purposes only.

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The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and subsequent filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and subsequent filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (617) 418-2200 should you have any questions or comments to this response.

Very truly yours,

/s/ Jason Ryan

Jason Ryan
Chief Financial Officer
Foundation Medicine, Inc.

cc:	Brian McAllister, Securities and Exchange Commission
Linda Cvrkel, Securities and Exchange Commission
Audit Committee, Foundation Medicine, Inc.
Michael J. Pellini, M.D., Chief Executive Officer, Foundation Medicine, Inc.
Robert W. Hesslein, Senior Vice President, General Counsel and Secretary, Foundation Medicine, Inc.
Kingsley L. Taft, Goodwin Procter LLP
Arthur R. McGivern, Goodwin Procter LLP
Daniel Lang, Goodwin Procter LLP
Andrew Sage, KPMG LLP

Exhibit A

Comparison of Three Months Ended June 30, 2016 and 2015

Revenue

Total revenue [in/de]creased to $            million for the three months ended June 30, 2016 from $22.5 million during the three months ended June 30, 2015. Revenue from tests reported for our ordering physicians [in/de]creased to $            million for the three months ended June 30, 2016 from $12.4 million for the three months ended June 30, 2015. The [in/de]crease in clinical revenue was primarily due to the impact of moving in-network with a large national payor for stage IV NSCLC testing, which causes us to no longer receive payments for other indications that were previously paid in part by this large national payor on a stacked code basis. We are continuing to work towards broader reimbursement coverage over time, which may include payment for other indications in the future. The increase in revenue from our biopharmaceutical customers to $            million from $10.0 million in the three months ended June 30, 2016 and 2015, respectively, resulted from increased business development activity among our new and existing biopharmaceutical customers, including Roche, and a broadening of the services we offer to existing clients.

Included in the $            million of total revenue for the three months ended June 30, 2016 was $            million of related-party revenue from Roche, which was comprised of (i) $            million in payments under the Molecular Information Platform Program within the Roche R&D Collaboration Agreement and (ii) $            million of other Roche-related revenue.

Included in the $22.5 million of total revenue for the three months ended June 30, 2015 was $4.1 million of related-party revenue from Roche, which resulted from payments made under the Molecular Information Platform Program.

Comparison of Six Months Ended June 30, 2016 and 2015

Revenue

Total revenue increased to $            million for the six months ended June 30, 2016 from $41.8 million during the six months ended June 30, 2015. Revenue from tests reported for our ordering physicians [in/de]creased to $            million for the six months ended June 30, 2016 from $23.5 million for the six months ended June 30, 2015. The [in/de]crease in clinical revenue was primarily due to the impact of moving in-network with a large national payor for stage IV NSCLC testing, which causes us to no longer receive payments for other indications that were previously paid in part by this large national payor on a stacked code basis. We are continuing to work towards broader reimbursement coverage over time, which may include payment for other indications in the future. The increase in revenue from our biopharmaceutical customers to $            million from $18.2 million in the six months ended June 30, 2016 and 2015, respectively, was primarily driven by increased business development activity among our new and existing biopharmaceutical customers and by the achievement of a $7.0 million milestone related to the ctDNA Platform Development Program under the Roche R&D Collaboration Agreement.

Included in the $            million of total revenue for the six months ended June 30, 2016 was $            million of related-party revenue from Roche, which was comprised of (i) a $7.0 million milestone achieved under the ctDNA Platform Development Program, (ii) $            million in payments under the Molecular Information Platform Program, and (iii) $            million of other Roche-related revenue.

Included in the $41.8 million of total revenue for the six months ended June 30, 2015 was $4.1 million of related-party revenue from Roche, which resulted from payments made under the Molecular Information Platform Program.

Exhibit B

15 – Related Party Transactions

Roche Holdings, Inc. and its affiliates

Revenue from Roche was $            and $            in the three and six months ended June 30, 2016, respectively. Included in the $            recognized from Roche in the three months ended June 30, 2016 was $            from payments made under the Molecular Information Platform Program within the R&D Collaboration Agreement and $            of other Roche-related revenue. Included in the $            recognized from Roche in the six months ended June 30, 2016 was a $7,000,000 milestone achieved under the ctDNA Platform Development Program, $            from payments made under the Molecular Information Platform Program, and $            of other Roche-related revenue. Roche-related revenue represented     % and     % of the Company’s total revenue in the three and six months ended June 30, 2016, respectively. Costs of related-party revenue from Roche were $            and $            for the three and six months ended June 30, 2016, respectively, which consisted of costs incurred under the Molecular Information Platform Program and costs related to the delivery of products outside of the United States under the Ex-U.S. Commercialization Agreement. At June 30, 2016, $            and $            was included in total accounts receivable and deferred revenue, respectively, related to this arrangement.

Revenue from Roche was $4,149,000 in the three and six months ended June 30, 2015, which consisted of payments made under the Molecular Information Platform Program. Roche-related revenue represented 18.5% and 9.9% of the Company’s total revenue in the three and six months ended June 30, 2015, respectively. The receivable balance from Roche reflected in the Company’s condensed consolidated balance sheets as of June 30, 2015 and December 31, 2014 was $4,149,000 and $0, respectively

There were no other material Roche-related transactions in the three and six months ended June 30, 2016 and 2015.

Exhibit C

Management Discussion & Analysis

Revenue

Total revenue increased to $30.4 million for the three months ended March 31, 2016 from $19.3 million during the three months ended March 31, 2015. Revenue from tests reported for our ordering physicians decreased to $10.2 million for the three months ended March 31, 2016 from $11.1 million for the three months ended March 31, 2015. The decrease in clinical revenue was primarily due to the impact of moving in-network with a large national payor for stage IV NSCLC testing, which causes us to no longer receive payments for other indications that were previously paid by this large national payor on a stacked code basis. We are continuing to work towards broader reimbursement coverage over time, which may include payment for other indications in the future. The increase in revenue from our biopharmaceutical customers to $20.2 million from $8.2 million in the three months ended March 31, 2016 and 2015, respectively, was driven by the achievement of a $7.0 million milestone related to the ctDNA platform development program under the Roche R&D Collaboration Agreement.

Included in total revenue for the three months ended March 31, 2016 was $13.0 million in related-party revenue from Roche, which was comprised of (i) a $7.0 million milestone achieved under the ctDNA Platform Development Program, (ii) $5.3 million for payments made under the Molecular Information Platform Program, and (iii) $0.6 million of other Roche-related revenue.

Footnotes to Financial Statements

15 – Related Party Transactions

Roche Holdings, Inc. and its affiliates

Revenue from Roche was $12,955,000 in the three months ended March 31, 2016, which included a $7,000,000 milestone achieved under the ctDNA Platform Development Program, $5,320,000 from payments made under the Molecular Information Platform Program within the R&D Collaboration Agreement, and $635,000 of other Roche-related revenue. Roche-related revenue represented 42.6% of the Company’s total revenue in the three months ended March 31, 2016. Costs of related party revenue from Roche were $1,362,000 for the three months ended March 31, 2016, which consisted of costs incurred under the Molecular Information Platform Program. At March 31, 2016, $2,368,000 was included in total accounts receivable related to this arrangement. There was no revenue from Roche recorded during the three months ended March 31, 2015.

There were no other material Roche-related transactions in the three months ended March 31, 2016 and 2015.